LAW OFFICES

THOMPSON WELCH SOROKO & GILBERT LLP

450 PACIFIC AVENUE, SUITE 200

SAN FRANCISCO, CA 94133-4645

(415) 262-1200

FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
E-mail: richard@TWSGLAW.com

SAN RAFAEL OFFICE
(415) 448-5000

May 18, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	OncoCyte Corporation
Preliminary Proxy Material

Ladies and Gentlemen:

This letter is being submitted on behalf of OncoCyte Corporation (the “Company”) in response to your comment letter of May 12, 2020 regarding the Company’s preliminary proxy statement. Set forth below are your comments with our response, including where applicable, references to amended disclosures added to the preliminary proxy statement that the Company is filing concurrently with this letter.

Exclusive Forum Selection Provision, page 33

Comments 1 through 4

The Company has determined not to present the Reincorporation Proposal to its shareholders at this year’s annual meeting. Accordingly, that proposal has been removed from the amended preliminary proxy statement and proxy card.

Reasons for the Common Stock Amendment Proposal, page 42

Comment 5

We note your disclosure that the additional shares of common stock that you are asking shareholders to approve may be used to acquire shares of Razor Genomics, Inc., for the acquisition of Insight Genetics, Inc., and for an Equity Distribution Agreement with Piper Sandler & Co. pursuant to which you may offer and sell shares of common stock. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

Response

Please see the disclosure added on page 29 that adds information regarding the Razor and Insight transactions.

Securities and Exchange Commission

May 18, 2020

Instruction 1 to Item 13 provides that “any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted” and “[i]n the usual case … the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction…”

Item 14, by its terms, is applicable only to the following transactions, none of which are transactions for which common stock authorized by the Common Stock Amendment Proposal would be issued:

(1) A merger or consolidation;

(2) An acquisition of securities of another person;

(3) An acquisition of any other going business or the assets of a going business;

(4) A sale or other transfer of all or any substantial part of assets; or

(5) A liquidation or dissolution.

We believe that financial information under Item 13 and the disclosures required by Item 14 are not applicable for the reasons discussed below, which are consistent with certain accounting and reporting decisions previously concurred with by the Deputy Chief Accountant of the Division of Corporation Finance.

Insight Transaction

On January 31, 2020, the Company acquired Insight pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by paying $7 million in cash and issuing shares of Company common stock valued at $5 million. The merger was completed and the aforesaid shares of Company common stock were issued on that date from authorized but unissued shares then available for that purpose. As of the merger date noted above, Insight became the Company’s wholly owned subsidiary and on that date the Company began consolidating Insight’s operations and results with its own operations and results. Accordingly, the Common Stock Amendment Proposal has no bearing on the merger or the issuance of shares to acquire Insight.

Under the terms of Merger Agreement, the Company has a contingent, post-merger, obligation to pay up to $6.0 million in any combination of cash or shares of Company common stock if certain clinical trial and Medicare reimbursement milestones are achieved with respect to the DetermaIO™ cancer diagnostic test that the Company acquired through the merger. Whether the milestone payments become due or not has no bearing on the completion of the merger and, as state above, the shares of Company common stock issuable to consummate the merger have already been issued. The Company will determine whether the milestone payments will be made in cash, in common stock, or in a combination of cash and common stock at the time the payments are due. Accordingly, there is no obligation for the Company to issue any additional shares of its common stock to the former Insight shareholders. The Company has included disclosure of the contingent payment obligation only because, as a matter of full disclosure, it is a possible future use its common stock.

For periods prior to the merger, Insight’s financial results were not deemed meaningful. With the concurrence of the Deputy Chief Accountant of the Division of Corporation Finance by letter of October 25, 2019 and subsequent discussions, the Company filed, as exhibits to an amendment of its Current Report on Form 8-K reporting the completion of the merger, an audited statement of assets acquired and liabilities assumed at fair value in lieu of the financial statements of Insight that would otherwise have been required by Rule 8-04 of Regulation S-X, and unaudited pro forma condensed combined balance sheets of the Company as of December 31, 2018 and September 30, 2019, in lieu of the pro forma financial statements otherwise required by Rule 8-05 of Regulation S-X, all pursuant to the October 25th letter referenced above.

Securities and Exchange Commission

May 18, 2020

The Company has accounted for the merger as a business combination under Accounting Standards Codification (ASC) 805, Business Combinations, which requires, among other things, that the assets and liabilities assumed be recognized at their fair values as of the acquisition date. The Company recorded these contingent milestone payment obligations noted above as liabilities as of the merger date, among other assets and liabilities recognized in the merger, at their fair value and included these acquired assets and liabilities, including the milestone payments, in the consolidated financial statements of the Company as of March 31, 2020 in the Company’s Quarterly Report on Form 10-Q. The Company’s Form 10-Q also includes disclosures of the merger, including the contingent payment obligations in accordance with ASC 805.

Although the Company’s consolidated financial statements now reflect the Company’s contingent obligations to make the milestone payments, the actual payment obligation remains contingent and will not vest until a future date when and if the milestones are achieved, which may be years from the date of the merger, by which time the Company’s current financial information will be far out of date. In any event, shareholders will receive a copy of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 along with the proxy statement and will have full year audited financial information and management’s discussion and analysis of financial condition and results of operations to refer to if they believe that information is relevant to their voting decision.

Based on the forgoing: (a) Item 14 of Regulation 14A is not applicable because the Common Stock Amendment Proposal will not provide the Company with shares for use in a merger or acquisition of a going business or assets of a going business or securities of another person; (b) historical Insight financial statements and Company pro forma financial statements would not be meaningful to shareholders in making a determination on the Common Stock Amendment Proposal; and (c) financial and other Company information referenced by Item 13 of Regulation 14A is not meaningful to Company shareholders with respect to the possibility that the Company might, in its discretion, issue shares of common stock in lieu of paying cash as a future milestone payment.

Razor Transaction

The purpose of the Razor transaction was for the Company to acquire rights to Razor’s lung cancer diagnostic assay which the Company has branded and has commenced marketing as DetermaRx. The Company and the Razor shareholders agreed that conducting a large clinical trial of DetermaRx would be beneficial in enhancing the asset’s value in cancer treatment as the “standard of care” and therefore its value for asset acquisition purposes, but Razor did not have capital to conduct the clinical trial before licensing its rights to the diagnostic test to the Company. To address the interests of the Company and the Razor shareholders, the transaction was structured in a manner that immediately sublicensed to the Company exclusive rights to DetermaRx while providing cash payments to Razor shareholders and establishing a fund to finance a portion of the clinical trial costs. That transaction was completed in September 2019 when the Company purchased shares of Razor preferred stock representing a 25% equity and voting interest in Razor and acquired the rights to develop and commercialize DetermaRx through a sublicense from Razor. The Company paid Razor $10 million for the preferred stock, and Razor used $6 million of those funds to redeem outstanding shares of its common stock held by its stockholders, thus providing Razor shareholders with value for the transfer of DetermaRx rights to the Company. The balance of $4 million was contractually committed as a reserve fund to pay a portion of the cost of the clinical trials of DetermaRx that are expected to take several years to complete. If the clinical trial costs exceed the $4 million in the reserve fund, the Company will pay the excess.

Certain potential future milestone payments to Razor shareholders were established based on the future attainment of clinical trial reimbursement milestones. It is the attainment of those milestones that may trigger an issuance of Company common stock to Razor shareholders in the future, similar to the milestone payments discussed above with respect to the Insight transaction. Razor shareholders may also receive royalty payments in cash based on Company revenues from performing DetermaRx tests and a cash payment for Medicare reimbursement approval.

Securities and Exchange Commission

May 18, 2020

If a milestone related to the establishment of clinical trial sites is met by Razor within a four year period (the “Trial Site Milestone”), the Company would be obligated to purchase the remaining outstanding shares of Razor common stock from Razor shareholders for $10 million in cash and shares of Company common stock valued at $5 million, subject to certain limitations as described in the proxy statement. Regardless of whether the Trial Site Milestone is met and the Company purchases shares of Razor common stock, upon completion of enrollment of the full number of patients for the clinical trial (the “Enrollment Milestone”), the Company will issue to Razor shareholders (other than the Company) shares of Company common stock having an aggregate market value at the date of issue equal to $3 million, subject to certain limitations as described in the proxy statement. The Enrollment Milestone is not dependent on the attainment of the Trial Site Milestone or the Company’s purchase of outstanding shares of Razor common stock, but rather is an independent obligation under a Development Agreement related to the DetermaRx clinical trial. The Trial Site Milestone payment and the Enrollment Milestone payment are potential additional consideration for the acquisition of DetermaRx and are similar to earnout payments.

The DetermaRx acquisition is an asset acquisition and not the acquisition of a business. The Company acquired only a 25% equity and voting interest in Razor through the purchase of the Razor preferred stock and is accounting for Razor as an equity method investment under the equity method of accounting in accordance with ASC 323, Investments – Equity Method and Joint Ventures. Accordingly, (a) the Company did not acquire Razor and (b) Razor did not become a consolidated subsidiary of the Company as a result of the transaction. However, the Company did acquire Razor’s rights to its cancer diagnostic test, now known as DetermaRx, which was the purpose for which the Company entered into the Razor transaction. Razor had no material assets other than the diagnostic test acquired by the Company. Razor, at the time of the transaction had and as of today has, no workforce, no commercial product, no revenues, no distribution system, no customers, no facilities, and no trade names. Accordingly, in accordance with Rule 11-01(d) of SEC Regulation S-X criteria for determining whether an acquisition involves a business or an asset, Razor is not a “going business”, rather it is an asset. The asset determination is also consistent under FASB’s Accounting Standards Update (ASU) 2017-01, Business combinations (Topic 805): Clarifying the Definition of a Business. Therefore, the Common Stock Amendment Proposal will not provide the Company with shares for use in a merger or an acquisition of a going business or assets of a going business under Item 14 of Schedule 14A. Moreover, because Razor is not a business and has no other material assets, there is no meaningful information about Razor, its assets and operations, that could be presented to Company shareholders that would be relevant to their decision whether to approve (or not approve) the Common Stock Amendment Proposal. Further, the Company has provided substantial disclosure about DetermaRx and the terms of the Razor transaction in its periodic reports, including the Annual Report on Form 10-K that will accompany the proxy statement.

With the concurrence of the above accounting treatment by the Deputy Chief Accountant of the Division of Corporation Finance by letter dated August 14, 2019:

A. The Company accounted for the Razor transaction as an asset acquisition and not as a business acquisition; and

B. No historical financial statements or pro forma financial statements of Razor were required to be filed by the Company under Item 2.01 and Item 9.01 in the Company’s Current Report on Form 8-K disclosing the Razor transaction.

As explained to the Deputy Chief Accountant in the Company’s request for relief from filing audited historical Razor financial statements and pro forma statements in connection with the Razor transaction, the Company explained the following important factors, all of which are still relevant as of this date:

1.	Razor historical financial statements would have little to no relevance to the future operations of the Company after the Razor acquisition and thus would not be helpful to investors.

2.	Razor does not have financial statements or records prepared in accordance with GAAP. Although Razor does maintain cash-based accounting records, it has no resources to compile accrual based, GAAP financial statements.

Securities and Exchange Commission

May 18, 2020

3.	The cost and effort involved in preparing GAAP financial statements, including engaging independent auditors to audit the annual periods and review the interim periods, would be significant and time consuming. The Company estimates that it would take 6 to 8 weeks to complete this process at a cost of $300,000 to $400,000. This is an unduly large expense for an emerging growth registrant essentially acquiring a startup company’s IP.

4.	The timing of having an audit completed on the Razor financial statements might be problematic and have negative impacts on the ability to close the transaction.

Although a future acquisition of “securities of another person” may technically arise if the Trial Site Milestone is attained and the Company does issue shares of its common stock to the Razor shareholders to acquire their shares of Razor common stock, that stock acquisition would only be a step or essentially an “earnout” transaction as part of an asset acquisition not involving a going business as discussed above. The Company expects Razor to continue to have none of the characteristics of a “business” discussed above. Razor has sublicensed its only asset (the DetermaRx patents and related technology) to the Company, and Razor has contractually committed substantially all of its cash resources (the $4 million received from the Company as part of the purchase of Razor preferred stock) to funding the DetermaRx clinical trial. The Company, at its own risk and expense, is using its own expertise, including its own resources, scientists, clinical operations team and sales force to launch, commercialize and monetize the DetermaRx test. Razor will not receive revenues from the commercialization of DetermaRx because royalty payments under the DetermaRx sublicense are payable to Razor shareholders and not to Razor. To the best of the Company’s knowledge, Razor has no other assets with which to conduct a business or to acquire a business. Accordingly, if any shares of Company common stock are issued to Razor shareholders, those shares will not be issued as part of an acquisition of a business.

For the forgoing reasons, in considering the Common Stock Amendment Proposal, the Company’s shareholders are not deciding whether to permit the Company to acquire a business. Accordingly, the information contemplated by Item 14 of Schedule 14A is not meaningful to Company shareholders in making a determination whether to approve the Common Stock Amendment Proposal.

We also note that Item 15 of Schedule 14A is applicable to asset acquisitions, and does not require the information required by Items 11, 13, or 14. The information we have presented in the proxy statement describes the Razor transaction and the asset acquired as contemplated by Item 15.

Company financial information under Item 13 of Schedule 14A is also not meaningful to Company shareholders making a determination whether to approve the Common Stock Amendment Proposal. The Company’s obligations to issue additional shares of common stock in the Razor transaction are contingent obligations only and will not vest, if at all, until a future date, potentially years from the date of the initial transaction in September 2019, by which time the Company’s current financial information will be far out of date. In any event, shareholders will receive a copy of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 along with the proxy statement and will have full year audited financial information (including the Company’s pro rata results from Razor included the Company’s results commencing from September 2019 in accordance with ASC 323), and management’s discussion and analysis of financial condition and results of operations to refer to if they believe that information is relevant to their voting decision.

Piper Sandler Sales Agency Agreement

The sales agency agreement with Piper Sandler & Co. referenced in the proxy statement does not create an obligation of the Company to issue and sell any shares of common stock. Rather, it provides a means for the Company to sell shares when and as it determines from time to time in “at-the-market” transactions as defined in Rule 415. All such sales, if any, would be sales for cash. No shares would be issued to other any other company or shareholders of any other company under the terms of a business or asset acquisition or for securities of another person.

We believe that this agreement falls squarely within the Schedule 14A, Item 13 provision stating that financial statement information is generally not required for the approval of additional shares of common stock to be sold for cash.

The Annual Meeting

The Company’s annual meeting will be held on June 17, 2020. The Company plans to mail the proxy materials on or around May 22, 2020. Given the tight time frame, the Company would greatly appreciate the staff giving this response their prompt attention.

Securities and Exchange Commission

May 18, 2020

Please direct any questions or comments to the undersigned at (415) 298-2171 or by email to rsoroko@twsglaw.com with a copy to OncoCyte’s Chief Financial Officer, Mitchell Levine, at mlevine@Oncocyte.com.

Very truly yours

/s/ Richard S. Soroko
Richard S. Soroko